EXHIBIT 99.1

Information Circular

for the

Annual and Special Meeting

of

Pretium Resources Inc.

to be held on

Thursday, May 10, 2012

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Pretium Resources Inc. (the “Company”) will be held at the Terminal City Club, Terrace Rooms A & B, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, May 10, 2012, at 11:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2011 and the auditor’s report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and to authorise the directors to set the auditor’s remuneration;

4.
To consider, and if thought advisable, pass an ordinary resolution approving and ratifying the adoption of the Company’s Shareholder Rights Plan as more particularly described in the accompanying management information circular; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are the Company’s Management Information Circular, a Form of Proxy or Voting Instruction Form and a request card for use by shareholders who wish to receive our financial statements.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.  Shareholders of record as at the close of business on April 5, 2012 (the “Record Date”) will be entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada  M5J 2Y1 on  or before 11:00 a.m. (Vancouver time) on May 8, 2012. If you are a non-registered Shareholder of Common Shares of the Company and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting.

If you are a non-registered Shareholder of Common Shares of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

DATED at Vancouver, British Columbia, this 5th day of April, 2012.

BY ORDER OF THE BOARD
Robert A. Quartermain
President and Chief Executive Officer

INFORMATION CIRCULAR

PRETIUM RESOURCES INC.
Suite 1600, 570 Granville Street
Vancouver, British Columbia  V6C 3P1

(all information as at April 5, 2012 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, May 10, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, our management of is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.

We have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO in the space provided, and attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.  Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at Suite 2900, 550 Burrard Street, Vancouver, BC, Canada, V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada, M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, our management knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized common share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

As at the date hereof, we have issued and outstanding 88,123,136 fully paid and non-assessable common shares, each share carrying the right to one vote.  We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 5, 2012 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Silver Standard Resources Inc.	23,596,183	26.78%
Royce & Associates, LLC	9,338,300	10.60%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the six nominees proposed by us as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.  The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2011, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder’s meeting.  The Compensation and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Compensation and Corporate Governance Committee will consider all factors deemed relevant by members of such Committee.  The Compensation and Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Compensation and Corporate Governance Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director.  Included in these charts is information relating to the nominees’ membership on committees of the Board, other public Board memberships held in the past five years, and Board and committee meeting attendance for the year ended December 31, 2011.  In that period, the Board held 5 regularly scheduled and 4 special meetings.  Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.

In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.  All nominees attended 100% of applicable Board meetings, except for John Smith, who attended 89% of the Board meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different.  In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) credited to each nominee as at December 31, 2011.  The total equity value of common shares held as at December 31, 2011 is presented in Canadian dollars.

Robert A. Quartermain British Columbia, Canada		Age: 57 Non-Independent Director since October 22, 2010
Robert Quartermain is our President and Chief Executive Officer.  Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010.  Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Geology, Finance, Mineral Reserves and Resources, Corporate Governance, Human Resources and Compensation, Public Reporting, Government Relations and Shareholder Communications
Board/Committee Membership			Attendance
Board			9 of 9	100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
2,000,000	Nil	2,876,253	$35,981,925 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

C. Noel Dunn Massachusetts, USA			Age: 52 Independent Director since October 22, 2010
Noel Dunn is our Lead Director and Chair of our Compensation and Corporate Governance Committee.  In September 2011, Mr. Dunn became the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments.  Mr. Dunn was a partner of private equity partnership formed in 2009, backed by a European family office, which focused on investing in real estate, natural resources and other physical assets.  Prior to 2009, Mr. Dunn spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.

Area of Expertise
Accounting, Audit and Finance, Mergers and Acquisitions, Human Resources and Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership			Attendance
Board Audit Compensation and Corporate Governance			9 of 9 4 of 4 2 of 2	100% 100% 100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
250,000	50,000	100,000	$1,251,000 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

Ross A. Mitchell British Columbia, Canada		Age: 64 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee.  Mr. Mitchell was Vice President, Finance of Silver Standard from 1996 until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate. Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership			Attendance
Board Audit Compensation and Corporate Governance			9 of 9 4 of 4 2 of 2	100% 100% 100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
220,000	27,500	75,000	$938,250 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

Joseph J. Ovsenek British Columbia, Canada			Age: 53 Non-Independent Director (1) since December 21, 2010
Joseph Ovsenek is our Vice President and Chief Development Officer.  Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.  Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Finance, Corporate Governance, Mergers and Acquisitions, Human Resources and Compensation, Information Systems, Public Reporting, Community & Government Relations and Shareholder Communications
Board/Committee Membership			Attendance
Board			9 of 9	100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
1,100,000	5,000	117,875	$1,474,616 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

John Smith British Columbia, Canada		Age: 55 Independent Director since December 21, 2010
John Smith is the President and Chief Executive Officer of Silver Standard.  Prior to joining Silver Standard as President and Chief Executive Officer in August 2010, Mr. Smith spent 18 years with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia.  He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University.

Area of Expertise
Construction – mining, Operations and Development – mining, Mergers and Acquisitions, Commercial Negotiations, Finance, Experience in Oil and Gas, Bulk Commodities (metallurgical and energy coal, iron ore and manganese)

Board/Committee Membership			Attendance
Board Compensation and Corporate Governance			8 of 9 2 of 2	89% 100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
190,000	7,500	40,000	$500,400 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

Tom S.Q. Yip Colorado, USA			Age: 54 Director since February 15, 2011 (Independent Director since September 1, 2011)
Tom Yip is the Chief Financial Officer of International Tower Hill Mines Ltd.  Prior to joining ITH, Mr. Yip was the Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 until August 2011.  Mr. Yip was the Vice-President and Chief Financial Officer at Asarco, LLC from May 2006 to June 2007.  Mr. Yip is a chartered accountant and holds a Bachelor of Commerce Degree in Business Administration from the University of Alberta.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership			Attendance
Board Audit			9 of 9 4 of 4	100% 100%
Securities held as at December 31, 2011
Options	Warrants	Common Shares	Total Value of Common Shares
190,000	5,000	35,000	$437,850 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2011 ($12.51).

To the best of management’s knowledge other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Christopher Noel Dunn was a director of a private venture capital company in the United Kingdom, Unica Communications Inc., which was unable to raise additional capital in late 2000.  An administrator was appointed for the company on a voluntary basis on February 9, 2001, at which time all of the directors resigned.  The company was subsequently wound up by the administrator and the assets were sold.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)           our chief executive officer (“CEO”);

(b)           our chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2011, the end of our most recently completed financial year, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

We recognize that people are our primary asset and our principal source of competitive advantage.  Our success depends upon attracting and retaining a group of highly qualified and motivated executives dedicated to our success and strong long-term performance.  As the mining industry is in a very competitive labour market and this situation may continue for the foreseeable future, achieving the appropriate compensation arrangements is critical for our success.

Our underlying philosophy in determining the compensation of our executives is to align the interest of our executives with those of our shareholders while ensuring that we attract and retain highly qualified individuals who are able to carry out our business objectives.

Comparative data for the following companies were evaluated after being accumulated from a number of external sources:  Detour Gold Corp., European Goldfields Limited, Osisko Mining Corp, Silver Standard Resources Inc. and Tahoe Resources Inc.  We selected these five development stage precious metal companies as our peer group on the basis that they are the direct competitors for the individuals we require to build our company into a significant precious metals producer.

There are four basic components to our executive compensation arrangements: base salary; short-term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary is considered in the context of the total compensation package.  We must be competitive within the market place where we compete for talent.  Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance as assessed by the Compensation and Corporate Governance Committee in discussion with the President and CEO.  As competition for skilled executive officers is intense, we expect that base salaries for additional executive officers will be determined by the market place.

Short-term Incentive – The objective of our short term incentive program is to motivate our executives to achieve, and reward their achievement of, our annual goals and objectives.  The program relies on the assessment of an individual’s performance by the President and CEO in light of the individual’s responsibilities.  Short term assessment awards will be determined by discussion amongst the Compensation and Corporate Governance Committee in consultation with our President and CEO without formal objectives, criteria or analysis.

Long-Term Incentive (LTI) – Our long term incentive awards program consists of stock options to purchase common shares.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  Our Compensation and Corporate Governance Committee has established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

Non-cash Compensation – In addition to the programs outlined above, our executives will be eligible to participate in our provided health and welfare benefits, paid vacation and other perquisites.  We will review these benefits for competitiveness as we continue to grow.

Performance Graph

The following graph compares the monthly percentage change in our cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of our IPO on December 21, 2010 to December 31, 2011.

Since our IPO at $6.00 in December 2010, we have provided significant shareholder value with a 108% increase in share price as at December 31, 2011.  Our market capitalization increased during that time by $582 million, representing a 116% increase over the twelve month period.

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to its peers.  As our common shares only commenced trading on the TSX on December 21, 2012, we have limited trading history and have added executive officers through 2011.  We have compensated our executive officers with short-term incentive awards that reflect the performance in our share price during 2011.  We have not, however, awarded based salary increases for 2012.

We feel that our executive compensation policy is effective and supports a strong relationship between the compensation earned by the Named Executive Officers and the investment return of shareholders.

Named Executive Officer Compensation

Compensation for Robert A. Quartermain, our President and CEO, was negotiated between the Board and Mr. Quartermain prior to our initial public offering in December 2010.   In reaching agreement on compensation, discussion was had amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  Mr. Quartermain’s compensation is comprised of a base salary, a short-term incentive award, a long-term incentive award and non-cash compensation.  Mr. Quartermain’s short-term incentive award is a term of his Employment Agreement and is based on the annual increase in our market capitalization.  As a short-term incentive award, he receives a cash payment equal to 0.25% of the annual increase in our market capitalization, provided the annual increase is greater than 10%.

Compensation for Peter de Visser, our CFO, was determined through negotiation between Mr. Quartermain and Mr. de Visser prior to our initial public offering in December 2010 and is comprised of a fee paid to Mr. de Visser’s management corporation, De Visser Management Ltd. and a long-term incentive award.  Mr. de Visser’s compensation was reviewed and subject to discussion by the Board, with advice from legal counsel, prior to its approval.

Compensation for Joseph Ovsenek, our Chief Development Officer was negotiated between Mr. Quartermain and Mr. Ovsenek prior to Mr. Ovsenek joining us in January 2011.  Mr. Ovsenek’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Ovsenek’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ken McNaughton, our Chief Exploration Officer was negotiated between Mr. Quartermain and Mr. McNaughton prior to Mr. McNaughton joining us in January 2011.  Mr. McNaughton’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. McNaughton’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ian Chang, our Vice President, Project Development was negotiated between Mr. Quartermain and Mr. Chang prior to Mr. Chang joining us in April 2011.  Mr. Chang’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Chang’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Named Executive Compensation for 2011

Base salary for 2011 was negotiated for each of our Named Executive Officers at the time they negotiated their respective employment agreements.  For 2012, there were no increases in base salary for our Named Executive Officers.

For 2011, a short-term incentive award was paid to Mr. Quartermain in accordance with the terms of his Employment Agreement.  Short-term incentive awards paid to Mr. Ovsenek and Mr. McNaughton were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives or criteria, but taking into account our share price performance over the year and the average and median short term incentive awards paid by our peer group.  Mr. Chang’s short-term incentive award was determined by our President and CEO without formal objectives, criteria or analysis.

In 2011, stock options were granted to our Named Executive Officers as a long-term incentive award.  The number of options granted to each of Mr. Quartermain, Mr. Ovsenek and Mr. McNaughton was reviewed by the Compensation and Corporate Governance Committee and approved by the Board, in consultation with our CEO through discussion, without formal objectives or criteria, but taking into account our share price performance over the year and the average and median long-term incentive awards paid by our peer group.  Mr. DeVisser’s and Mr. Chang’s long-term incentive awards were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives, criteria or analysis.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Risks Associated with Compensation Practices

Our Board is aware of the fact that compensation practices can have unintended risk consequences.  The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.  As short-term incentive awards are determined at the discretion of the Board (other than for our President and CEO), the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while long-term incentive awards align our management with our shareholders’ interest in our growth.  Our Compensation and Corporate Governance Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage a Named Executive Officer or other individual to take inappropriate or excessive risks.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation and Corporate Governance Committee in consultation with our CEO, taking into account market conditions for personnel.  Any amendments to our stock option plan will be proposed by our Compensation and Corporate Governance Committee in consultation with our executive officers.  Our Compensation and Corporate Governance Committee will then submit the proposed amendments to our Board of Directors for approval.  In granting stock options, our Compensation and Corporate Governance Committee takes into account previous option grants.

Compensation Governance

Our Compensation and Corporation Governance Committee is comprised of three independent directors: C. Noel Dunn, Chair, Ross A. Mitchell and John Smith.  Each member of the committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.  The Compensation Committee’s responsibilities, powers and operation are described under the heading “Corporate Governance Disclosure – Compensation and Corporate Governance Committee”.

Summary Compensation Table

As the Company has only had two completed financial years, the following table is a summary of compensation paid to our Named Executive Officers for those two years.

Name and principal position	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Robert Quartermain President and CEO	2010 2011	13,746 400,000	5,574,470 (2) 1,861,158	N/A N/A	N/A N/A	11,320,513 (3) 1,505,650	16,908,729 3,766,808
Peter de Visser CFO	2010 2011	18,100 96,000	655,820 (2) 248,154	N/A N/A	N/A N/A	Nil Nil	673,920 344,154
Joseph Ovsenek Chief Development Officer	2010 2011	N/A 300,000	N/A 3,787,740	N/A N/A	N/A N/A	N/A 300,000	N/A 4,387,740
Ken McNaughton Chief Exploration Officer	2010 2011	N/A 300,000	N/A 3,787,740	N/A N/A	N/A N/A	N/A 300,000	N/A 4,387,740
Ian Chang Vice President, Project Development	2010 2011	N/A 250,000	N/A 1,725,277	N/A N/A	N/A N/A	N/A 35,000	N/A 2,010,277

(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)	This amount has been restated from last year’s information circular.
(3)
The $11,320,513 relates to the conversion of a preferred share to 2,136,752 common shares of the Company.  This number has been reclassified from ‘Option-based Awards’ to ‘Other Compensation’ from last year’s information circular.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2011.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)
Robert A. Quartermain	1,700,000 300,000	6.00 11.78	12/21/2015 12/15/2016	11,286,000(2)
Peter J.A. de Visser	200,000 40,000	6.00 11.78	12/21/2015 12/15/2016	1,331,200 (2)
Joseph Ovsenek	150,000 650,000 300,000	6.00 6.10 11.78	12/21/2015 01/28/2016 12/15/2016	5,362,000 (2)
Ken McNaughton	150,000 650,000 300,000	6.00 6.10 11.78	12/21/2015 01/28/2016 12/15/2016	5,362,000 (2)
Ian Chang	275,000 40,000	11.01 11.78	03/16/2016 12/15/2016	441,700 (2)

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2011 ($12.51) and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2011.  Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Quartermain	8,355,000	N/A	N/A
Peter J.A. de Visser	983,800	N/A	N/A
Joseph Ovsenek	3,912,000	N/A	N/A
Ken McNaughton	3,912,000	N/A	N/A
Ian Chang	213,550	N/A	N/A

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2011 ($12.51) and the exercise price of each vested option.

Termination and Change of Control Benefits

We have entered into an Employment Agreement with Robert A. Quartermain. The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Quartermain’s annual salary is $400,000 and his bonus is tied to our market capitalization such that he will receive 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year.  Under the terms of Mr. Quartermain’s Employment Agreement, upon termination without cause, Mr. Quartermain would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Quartermain pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Quartermain is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Quartermain and the Board, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Joseph Ovsenek.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Ovsenek’s annual salary is $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. Ovsenek’s Employment Agreement, upon termination without cause, Mr. Ovsenek would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Ovsenek pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Ovsenek is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Ovsenek and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Ovsenek.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Ovsenek is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Ovsenek has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ken McNaughton.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. McNaughton’s annual salary is $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. McNaughton’s Employment Agreement, upon termination without cause, Mr. McNaughton would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. McNaughton pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. McNaughton is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. McNaughton and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. McNaughton.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. McNaughton is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. McNaughton has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ian Chang.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Chang’s annual salary is $250,000 and his bonus is at the discretion of our President and Chief Executive Officer.  Under the terms of Mr. Chang’s Employment Agreement, upon termination without cause, Mr. Chang would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Chang pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Chang is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Chang and our President and Chief Executive Officer.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Chang is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Chang has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

The table below sets out the estimated incremental payments, payables and benefits due to the Named Executive Officers on termination without cause assuming termination on December 31, 2011.

Name	Base Salary(1) ($)	Bonus ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	800,000	3,011,300 (3)	11,286,000	Nil	15,097,300
Joseph Ovsenek	600,000	600,000 (4)	5,362,000	Nil	6,562,000
Ken McNaughton	600,000	600,000 (4)	5,362,000	Nil	6,562,000
Ian Chang	500,000	70,000 (4)	441,700	Nil	1,011,700

(1)	24 months’ base salary.
(2)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2011 ($12.51) and the exercise price of each option.

(3)
Mr. Quartermain’s bonus is calculated as 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year. Calculated based on the difference between the volume weighted average price of our  shares on the TSX for the ten days trading days up to and including December 31, 2011 ($12.38) and the initial public offering price of our shares ($6.00).

(4)	Twice the annual performance bonus.

Director Compensation

2011 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert A. Quartermain our President and Chief Executive Officer and Joseph Ovsenek, our Chief Development Officer, for the year ended December 31, 2011.

Name	Fees earned ($)	Option-based awards (2) ($)	All other compensation ($)	Total ($)
C. Noel Dunn	47,500	310,193	Nil	357,693
Ross A. Mitchell	32,500	279,174	Nil	311,674
John Smith	Nil (1)	248,154	Nil	248,154
Tom Yip	6,250 (3)	1,053,857	Nil	1,060,107

(1)	As a representative of Silver Standard, no directors’ fees were paid to Mr. Smith.
(2)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(3)	As Mr. Yip was a representative of Silver Standard until September, 2011, he did not earn any director fees during that time.

The following table provides a breakdown of fees earned by our directors, other than Robert Quartermain our President and Chief Executive Officer and Joseph Ovsenek, our Chief Development Officer, for the year ended December 31, 2011.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)
C. Noel Dunn	25,000	Nil	2,500	20,000	47,500
Ross A. Mitchell	25,000	Nil	7,500	Nil	32,500
John Smith (1)	Nil	Nil	Nil	Nil	Nil
Tom Yip	6,250	Nil	Nil	Nil	6,250

(1)	As a representative of Silver Standard, no directors’ fees were paid to Mr. Smith.

The Compensation and Corporate Governance Committee will review Board compensation on an annual basis and recommend revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances.  In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert A. Quartermain our President and CEO and Joseph Ovsenek, our Chief Development Officer, as at December 31, 2011.  Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
C. Noel Dunn	200,000 50,000	6.00 11.78	12/21/2015 12/15/2016	1,338,500
Ross A. Mitchell	175,000 45,000	6.00 11.78	12/21/2015 12/15/2016	1,172,100
John Smith	150,000 40,000	6.00 11.78	12/21/2015 12/15/2016	1,005,700
Tom Yip	150,000 40,000	11.01 11.78	03/16/2016 12/15/2016	254,200

(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2011 ($12.51) and the exercise price of each option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Robert A. Quartermain our President and CEO and Joseph Ovsenek our Chief Development Officer, vested or earned during the year ended December 31, 2011.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	985,625	N/A	N/A
Ross A. Mitchell	862,650	N/A	N/A
John Smith	739,675	N/A	N/A
Tom Yip	119,800	N/A	N/A

(1)	This amount is based on the fair value of the Option-based award on their grant date and are valued using the Black-Scholes option pricing model.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at December 31, 2011 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	6,880,000	7.95	1,806,009
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,880,000	7.95	8,686,009

Our Stock Option Plan was adopted by our Board of Directors on December 9, 2010 prior to our initial public offering in 2010.  In accordance with the rules of the TSX, our Stock Option Plan will be submitted for approval by security holders at the 2013 annual meeting.  The purpose of our Stock Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide us with ongoing services, to provide an incentive for such persons to put forth maximum effort for our continued success and growth, and to closely align the personal interests of our directors, officers, advisors, employees and other persons or companies with those of our shareholders by providing them with the opportunity, through the grant of options, to acquire our common shares.

Options may be granted to any of our directors, senior officers, employees, or permitted consultants or any of our subsidiaries. The maximum number of our shares that may be reserved for issuance pursuant to options granted under the Stock Option Plan shall not exceed 10% of our issued and outstanding shares on a non-diluted basis at any time. The total number of shares that may be reserved for issuance to any one person pursuant to options granted under the Stock Option Plan in any one year shall not exceed 5% of our shares issued and outstanding on a non-diluted basis on the date of the grant of the options. The maximum number of shares which may be issued to our insiders within any one-year period pursuant to options granted under the Stock Option Plan shall not exceed 10% of our shares outstanding on a non-diluted basis at the end of such period. No more than 2% of the total number of our issued and outstanding shares may be issuable to any individual insider or consultant, within a one-year period pursuant to options granted under the Stock Option Plan and no more than 1% of the total number of issued and outstanding shares may be issuable to the non-employee directors, as a group, within a one-year period pursuant to options granted under the Stock Option Plan.

The Board shall determine the number of options to be granted, the option price applicable to each option and vesting conditions, if any, and any other terms and conditions at the time of each grant of options. The option period of an option commences on the date of grant and expires on the fifth anniversary of such date.

Vested options may be exercised at any time during the applicable option period. Options are non-transferable and non-assignable.  Optionees who are terminated without cause following a change of control, as defined in the Stock Option Plan, shall have 90 days from the date of such termination to exercise any vested exercisable options granted under the Stock Option Plan.  Optionees will have 60 days from the date on which their employment is terminated due to retirement, disability or redundancy, as defined in the Stock Option Plan, to exercise any option granted to the extent that such option was exercisable and had vested on the date of such termination.  In the event of the death or disability of an optionee, any vested option held as at the date of death is exercisable at any time up 365 days after the date of death or disability.  No option shall be exercisable following the expiration of the applicable original option period however, if an option expires during a period in which we have imposed a trading black-out period to restrict trades in our securities, the option will expire ten business days after we have lifted the black-out period.  Options held by an individual who ceases to be employed for cause will lapse and become null and void immediately upon such termination.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any share received on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the optionee had exercised his or her option immediately prior to the effective date of such Business Combination and the option price shall be adjusted as may be deemed necessary or fair and equitable by the Board.  If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the shares or those in another company is imminent, or (b) a take-over bid to purchase all of our shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

Our Board of Directors may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan.  In certain circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any option without obtaining shareholder approval, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows: a) amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature; b) to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan; c) a change to the vesting provisions of any option or the Stock Option Plan; d) amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject; e) a change to the termination provisions of an option which does not result in an extension beyond the original option period; f) in the case of any option, the substitution of another award of the same or different type; g) in the case of any option, such amendments or revisions to the adjustment provisions of the Stock Option Plan; h) amendments to the definition of change of control; i) the addition of a cashless exercise feature, payable in cash or our securities; and j) a change to the class of eligible persons that may participate under the Stock Option Plan. In all other circumstances, we will require shareholder approval to amend the Stock Option Plan.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 12, 2012 or our Short Form Base Shelf Prospectus dated March 19, 2012, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Compensation and Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2011.  National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Applying the definition set out in NI 52-110, four of the six members of the Board were independent.  The members who were independent in 2011 were C. Noel Dunn, Ross A. Mitchell, John Smith and Tom Yip.  Robert A. Quartermain was not independent by virtue of the fact that he was our President and Chief Executive Officer and Joseph Ovsenek is not independent by virtue of the fact that he is our Chief Development Officer.  As a result, the majority of our directors were independent in 2011.

Independent directors will hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled Board meeting, the independent directors will hold an in camera session.  Mr. Dunn, an independent director, is our Lead Director and acts as chair of meetings of the independent members of the Board and acts as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert A Quartermain	Primero Mining Corp.
Joseph J. Ovsenek	Silvermex Resources Ltd.
C. Noel Dunn	Pan American Silver Corp., Alderon Iron Corp.
John Smith	Silver Standard Resources Inc.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

During the year ended December 31, 2011, the Board of Directors held a total of nine meetings.  The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (9 Meetings)	Independent Director Meetings (9 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (2 Meetings)
Robert A. Quartermain	9 of 9 100%	-	-	-
Joseph J. Ovsenek	9 of 9 100%	-	-	-
C. Noel Dunn	9 of 9 100%	9 of 9 100%	4 of 4 100%	2 of 2 100%
Ross A. Mitchell	9 of 9 100%	9 of 9 100%	4 of 4 100%	2 of 2 100%
John Smith	8 of 9 89%	8 of 9 89%	-	2 of 2 100%
Tom Yip	9 of 9 100%	9 of 9 100%	4 of 4 100%	-
Overall Attendance Rate	98%	97%	100%	100%

Position Descriptions

The Board has developed written position descriptions for the Lead Director.  The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that Board functions, delegated to the Committees are carried out.

Robert A. Quartermain will serve as Chairman of the Board, and will be responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board’s agenda to enable it to successfully carry out its duties. The Chairman will preside at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

All of our directors have either been with us since incorporation on October 22, 2010 or are (were) nominees of Silver Standard, our major shareholder, and are well acquainted with our projects and business.  Each of our directors was nominated to our Board for his respective area of expertise.  By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.

All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2012, we plan on providing continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand their obligations as directors, information sessions on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies and strategic planning meetings with management.  In addition, our directors visited our projects in 2011 to become familiar with them and will do so again in 2012.

In order to assist in the flow of information to our Board, we are examining the benefits of adopting an electronic Board portal.  A Board portal will also facilitate the provision of resources to the Board.  If and when a new director is added to our Board, they will have the opportunity to become familiar with us by meeting with other directors and with our officers and employees, and reviewing our policies and other resources contained in the Board portal.

The Compensation and Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com.

Annual certification is required by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Under the Code, members of the Board and executive officers will be required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board advocates a high standard of integrity for all of us and its members.  As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.  In this regard, the Board has, among other things, established the following: a Compensation and Corporate Governance Committee and a Code of Conduct.  The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting its requirements.

The Compensation and Corporate Governance Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management’s monitoring of our compliance with the Code.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.  The Board has also adopted a Whistle Blower Policy to set out the procedures for receiving, handling and retaining of complaints regarding improper activities, well as for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Nomination of Directors

The Compensation and Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Compensation and Corporate Governance Committee is comprised of C. Noel Dunn, Chair, Ross A. Mitchell, and John Smith.  All members of the Compensation and Corporate Governance Committee are independent.  In reviewing potential candidates, the Compensation and Corporate Governance Committee will review the competencies of and skills of potential candidates against those that the Committee considers the Board as a whole should possess.  This assessment involves the exercise of the Compensation and Corporate Governance Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.  Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director.  The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

We have implemented a majority voting policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established two committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter; and

2.	Compensation and Corporate Governance Committee, which carries out its functions in accordance with the Compensation and Corporate Governance Committee Charter.

Their mandates and memberships are outlined below.  All committee charters are reassessed annually by each respective committee.  All committee charters are posted on our website www.pretivm.com.

Audit Committee

The Audit Committee will meet with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee is composed of Ross A. Mitchell, Chair, C. Noel Dunn and Tom S.Q. Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110.

National Instrument 52-110 Audit Committees of the Canadian securities administrators requires our Audit Committee to meet certain requirements. It also requires us to disclose certain information regarding the Audit Committee. That information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2011, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation and Corporate Governance Committee

The main responsibilities of the Compensation and Corporate Governance Committee are to discharge the Board’s responsibilities relating to compensation and benefits of our executive officers and directors and to assist the Board in fulfilling its responsibilities with respect to oversight of corporate governance matters. The Board has adopted a written Compensation and Corporate Governance Committee Charter which provides that the Compensation and Corporate Governance Committee is responsible for:

•	evaluating the CEO’s performance and setting the CEO’s compensation level based on that performance;

•	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard;

•
making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants;

•	developing and recommending to the Board corporate governance guidelines;

•
reviewing the performance of the Board, Board members, Board committees and management; and identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.

In addition, the Compensation and Corporate Governance Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk.

Pursuant to the written Compensation and Corporate Governance Committee Charter, all members will need to have a working familiarity with corporate governance practices.

The CEO may not be present during the Compensation and Corporate Governance Committee’s voting or deliberations.

The Compensation and Corporate Governance Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.  Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Assessments

The Compensation and Corporate Governance Committee will regularly review the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It will receive comments from all directors as to the Board’s performance, will be responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It will be required to report annually to the Board on such assessments.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, has served as our auditor since October 24, 2010.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

Shareholders will be asked to consider, and if thought fit, approve and ratify the Shareholder Rights Plan Agreement entered into between the Company and Computershare Trust Company, as rights agent, on April 5, 2012 (the “Shareholder Rights Plan”).

The Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

The following is a brief summary of the Shareholder Rights Plan, a copy of which is attached hereto as Appendix B.  It only includes the material terms and conditions of the Shareholder Rights Plan and remains subject to confirmation by Shareholders and acceptance by the TSX.  Capitalized words and phrases used but not defined in this summary of the Shareholder Rights Plan shall have the meanings set out in the Shareholder Rights Plan.

The Shareholder Rights Plan must be approved by not less than a majority of the votes cast by both (a) all Shareholders present or represented by proxy at the Meeting, and (b) all Shareholders present or represented by proxy at the Meeting that are not “Grandfathered Persons” (i.e. Shareholders who already beneficially own 20% or more of the outstanding Voting Shares on the effective date) under the Shareholder Rights Plan.  As of the date of this Information Circular, the only Grandfathered Persons under the Shareholder Rights Plan is Silver Standard Resources Inc.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is intended to provide for the fair treatment of Shareholders in connection with any take-over bid for the Company and is designed to provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure.  Further, the Shareholder Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Company and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid.  The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board.

Time to consider bid

The Shareholder Rights Plan gives the Board and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Shareholder Rights Plan.  In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions.  A Permitted Bid must, among other things, be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) be issued in respect of each of the outstanding Common Shares to Shareholders as at April 5, 2012 as well as in respect of each Common Share issued after April 5, 2012 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to the Shareholders.  Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference.  Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares.

Separation of Rights

The Rights will become exercisable at the “Separation Time” which, unless  waived or deferred by the Board  of Directors  in  the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) (i.e. become an Acquiring Person);

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and

(c)           the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares on the date the Shareholder Rights Plan was implemented (a “Grandfathered Person”), provided that such Grandfathered Person acquires no more Voting Shares, other than through one of the exemptions set out in the Shareholder Rights Plan.  When the Shareholder Rights Plan was initially adopted, the only Grandfathered Person was Silver Standard Resources Inc.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price.  Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or any such person, will be void.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions.  A “Permitted Bid” is defined as a take-over bid that is made by means of a take-over bid circular to acquire Voting Shares (which means Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) of the Company, which, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)	the bid must be made to all the holders of Voting Shares as registered on the books of the Corporation, other than the offeror; and

(b)
the bid must also contain the following irrevocable and unqualified conditions: (i) no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn; (ii) Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid: (iii) Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and (iv) if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least 10 business days from the date such extension is publicly announced and, if such bid is a partial bid, not take up any Voting Shares under the bid until the expiry of such 10 business day period.

“Independent Shareholders” is defined generally as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Company or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

(a)
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

(b)
the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the price or value per Voting Share offered under such other take-over bid or transaction exceeds the price or value per Voting Share offered under the Lock-Up Bid; (ii) the price or value per Voting Share offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share offered under the Lock-Up Bid; or (iii) the number of Voting Shares to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares offered to be purchased under the Lock-Up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

(c)
no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the amount by which the price or value payable under another take-over bid or other transaction exceeds the price or value of the consideration received under the Lock-Up Bid shall be payable by a Locked-Up Person if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid; and

(d)
any right of first refusal or period of delay to give the person who made the Lock-Up Bid an opportunity to match the higher price, value or number in another take-over bid or transaction, does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other take-over bid or support the other transaction.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Voting Requirements

The Shareholder Rights Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting.  At the Meeting, Shareholders will be asked to consider, and if thought fit, pass a resolution in substantially the following form:

RESOLVED THAT:

1.	The Shareholder Rights Plan Agreement effective as of April 5, 2012 between the Company and Computershare Trust Company, as rights agent, is hereby approved, ratified and confirmed; and

2.
Any one director or officer of the Company is hereby authorized and directed to execute and deliver, whether under corporate seal or otherwise, any such agreement, instrument, notice, consent, acknowledgement, certificate or other document and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the ordinary resolution approving and ratifying the Shareholder Rights Plan.

As the Shareholder Rights Plan must be approved by not less than a majority of the votes cast by both (a) all Shareholders present or represented by proxy at the Meeting, and (b) all Shareholders present or represented by proxy at the Meeting that are not “Grandfathered Persons” under the Shareholder Rights Plan, the vote of Silver Standard Resources Inc. and its insiders will be excluded from the vote.

ADDITIONAL INFORMATION

Additional information relating to us is on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for its most recently completed financial year, copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR.  Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-588-1784.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Compensation Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$500,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$500,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

APPENDIX B

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of April 5, 2012

BETWEEN

PRETIUM RESOURCES INC.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

FASKEN MARTINEAU DUMOULIN LLP

#2900 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 0A3

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1
1.1	Certain Definitions	1
1.2	Currency	13
1.3	Number and Gender	13
1.4	Descriptive Headings and References	13
1.5	Acting Jointly or in Concert	13
1.6	Holder	13
1.7	Calculation of Voting Shares Beneficially Owned	13
ARTICLE 2 THE RIGHTS		14
2.1	Legend on Voting Share Certificates	14
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	14
2.3	Adjustments to Exercise Price; Number of Rights	17
2.4	Date on Which Exercise is Effective	22
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	22
2.6	Registration, Registration of Transfer and Exchange	23
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	23
2.8	Persons Deemed Owners of Rights	24
2.9	Delivery and Cancellation of Certificates	24
2.10	Agreement of Rights Holders	24
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT		25
3.1	Flip-in Event	25
ARTICLE 4 THE RIGHTS AGENT		27
4.1	General	27
4.2	Merger or Amalgamation or Change of Name of Rights Agent	28
4.3	Duties of Rights Agent	28
4.4	Change of Rights Agent	29
ARTICLE 5 MISCELLANEOUS		29
5.1	Redemption and Termination of Rights	29
5.2	Waiver of Flip-In Events	31
5.3	Expiration	32
5.4	Issuance of New Rights Certificates	32
5.5	Supplements and Amendments	32
5.6	Fractional Rights and Fractional Shares	33
5.7	Rights of Action	34
5.8	Holder of Rights Not Deemed a Shareholder	34
5.9	Notice of Proposed Actions	34
5.10	Notices	35
5.11	Costs of Enforcement	36
5.12	Successors	36
5.13	Benefits of this Agreement	36
5.14	Governing Law	36
5.15	Language	36
5.16	Counterparts	36
5.17	Severability	36
5.18	Determinations and Actions by the Board of Directors	36
5.19	Effective Date and Expiration Time	37
5.20	Regulatory Approvals	37
5.21	Time of the Essence	37
5.22	Declaration as to Non-Canadian Holders	38

- i -

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 5, 2012 between PRETIUM RESOURCES INC., a corporation organized under the laws of Canada (the “Corporation”), and COMPUTERSHARE INVESTOR SERVICES INC., a trust company existing under the laws of Canada, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent hereunder).

WHEREAS the Board of Directors (as hereinafter defined) has determined that it is advisable and in the best interests of the Corporation to implement a shareholders right plan by adopting this shareholder rights plan agreement as provided herein (the “Rights Plan”) to take effect on the Effective Date (as hereinafter defined) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any Take-Over Bid (as hereinafter defined) and, due to the uniqueness of the Corporation’s business, to ensure that the Board of Directors are provided with sufficient time to evaluate unsolicited Take-Over Bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has:

(a)	distributed one Right (as hereinafter defined) effective at the Record Time (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the Record Time; and

(b)
authorized the issuance of one Right in respect of each Voting Share (as hereinafter defined) issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Corporation and the Rights Agent hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1                      Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction,

(B)	a Permitted Bid Acquisition,

(C)	an Exempt Acquisition,

(D)	a Convertible Security Acquisition, or

(E)	a Pro Rata Acquisition,

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of a private placement; and

(iv)
a Grandfathered Person, provided, however, that if after the Record Time such Person becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person.

“Affiliate”, when used to indicate a relationship with a specified corporation, means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is a corporation controlled by, or is a corporation under common control with, such specified corporation.

“Agreement” means this shareholder rights plan agreement between the Corporation and the Rights Agent, as amended, supplemented or restated from time to time.

“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage, or (iii) any relative of such specified Person or of a Person mentioned in Clause (i) or (ii) of this definition if that relative has the same residence as the specified Person.

“Beneficial Owner”:  a Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”, any security:

(i)	of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)
as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (A) upon the purchase, exercise, conversion or exchange of any Convertible Securities, or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in each case if such right is then exercisable or exercisable within a period of 60 days of the date of the determination of Beneficial Ownership, and whether or not on condition or the happening of any contingency (other than customary agreements with and between underwriters and members of banking groups or selling groups with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business); and

(iii)	which is Beneficially Owned within the meaning of Clause (i) or (ii) of this definition by any other Person with which, and in respect of which security, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security by reason of:

(1)
such security having been deposited or tendered pursuant to a Take-Over Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

(2)
the holder of such security having agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until the earliest time at which any such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

(3)	such Person, for greater certainty, holding such security in the ordinary course of such Person’s business or activities as follows:

(A)
such Person (in this definition, a “Manager”) manages investment funds for others (which others may include, or be limited to, employee benefit plans and pension plans), if such security is held by the Manager in the performance of the Manager’s duties for the account of another Person (in this definition, a “Client”, which term shall include any non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law);

(B)
such Person (in this definition, a “Trust Company”) is licensed as a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity for the estates of deceased or incompetent Persons (each, in this definition, an “Estate Account”) or for other accounts (each, in this definition, an “Other Account”), if such security is held by the Trust Company for the Estate Account or for such Other Accounts;

(C)	such Person (in this definition, a “Crown Agent”) is a Crown agent or agency that manages public assets, if such security is held by the Crown Agent for the purposes of its activities as Crown Agent;

(D)
such Person (in this definition, a “Statutory Body”) is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(E)
such Person (in this definition, an “Administrator”) is the administrator or trustee of one or more pension funds or plans (each, in this definition, a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed, or is such a Plan, if such security is held by the Administrator or Plan for the purposes of its activities as Administrator or Plan;

but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not publicly announced a current intention to make a Take-Over Bid, alone or by acting jointly or in concert with any other Person, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

(4)	such Person, for greater certainty, being a Client of the same Manager as another Person on whose account the Manager holds such security;

(5)	such Person, for greater certainty, having an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security;

(6)	such Person, for greater certainty, being a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(7)	such Person, for greater certainty:

(A)	being a Client of a Manager, if such security is owned at law or in equity by the Manager;

(B)	being an Estate Account or an Other Account of a Trust Company, if such security is owned at law or in equity by the Trust Company; or

(C)	being a Plan, if such security is owned at law or in equity by the Administrator of the Plan; or

(8)	such Person being the registered holder of such security as a result of carrying on the business of, or acting as nominee for, a securities depository.

“Board of Directors” means the board of directors of the Corporation or any duly constituted or empowered committee thereof.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver, British Columbia are generally not open for business.

“Business Corporations Act” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means on any date the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date.

“Canadian-U.S. Exchange Rate” means on any date the inverse of the U.S.-Canadian Exchange Rate.

“Close of Business” on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public.

“Common Shares” means the common shares in the capital of the Corporation.

“Competing Permitted Bid” means a Take-Over Bid that:

(i)
is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in Clauses (ii)(A) and (D) of the definition of Permitted Bid; and

(iii)	contains, and the take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that:

(A)
no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-Over Bid (1) prior to the Close of Business on a date that is not less than the later of 35 days after the Offer Date of such Take-Over Bid constituting the Competing Permitted Bid and 60 days after the Offer Date of the earliest Prior Bid then in existence, and (2) then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-Over Bid constituting the Competing Permitted Bid, more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered pursuant to such Take-Over Bid and not withdrawn; and

(B)
in the event that the requirement set forth in Subclause (iii)(A)(2) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

“controlled”:  a body corporate is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Convertible Securities” means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares (in each case, whether such right is then exercisable or exercisable within or after a specified period and whether or not on condition or the happening of any contingency).

“Convertible Security Acquisition” means the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

“Co-Rights Agent” has the meaning attributed thereto in Subsection 4.1(a).

“Effective Date” means April 5, 2012.

“Election to Exercise” shall have the meaning attributed thereto in Subsection 2.2(d).

“Exempt Acquisition” means an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2, (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of Voting Shares and/or Convertible Securities where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares and/or Convertible Securities be applied to the purchase from the Corporation of further securities of the Corporation, (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (A) to the public pursuant to a prospectus; provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution, or (B) by way of a private placement; provided that (I) all necessary stock exchange approvals to such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (II) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement, or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval.

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

“Expansion Factor” has the meaning attributed thereto in Subsection 2.3(b)(A).

“Expiration Time” has the meaning attributed thereto in Subsection 5.19(a)(ii).

“Flip-in Event” means a transaction or event in which any Person becomes an Acquiring Person.

“Grandfathered Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as determined at the Record Time; provided, however, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the outstanding Voting Shares at any time after the Record Time.

“holder” shall have the meaning attributed thereto in Section 1.6.

“including” and “includes” shall be interpreted on an inclusive basis and shall be deemed to be followed by the words “without limitation”.

“Independent Shareholders” means holders of outstanding Voting Shares, excluding (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (v) any employee benefit plan, share purchase plan, deferred profit sharing plan or trust for the benefit of employees of the Corporation or a wholly-owned Subsidiary of the Corporation (unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be deposited or tendered to a Take-Over Bid, in which case such plan or trust shall be considered to be an Independent Shareholder).

“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through to and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it  fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day).

The closing price per security of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security as reported by the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading (based on the volume of securities traded during the most recently completed financial year);

(ii)
if for any reason none of the prices described in Clause (i) above are available for such date or the securities are not listed or admitted to trading on a stock exchange or securities quotation system in Canada, the last board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date as reported by such other securities exchange or securities quotation system on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other stock exchange or securities quotation system such prices shall be determined based on the stock exchange or securities quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed financial year);

(iii)
if for any reason none of the prices described in Clauses (i) and (ii) above are available for such date or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange or securities quotation system, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for such date none of the prices described in Clauses (i), (ii) and (iii) above are available or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange and are not quoted by any reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall be the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment banking firm selected by the Board of Directors.  The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

“Offer Date” means the date of a Take-Over Bid.

“Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Voting Shares and/or Convertible Securities; and

(ii)	an acceptance of an offer to sell Voting Shares and/or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a Person who has made a public announcement of a current intention to make or who is making a Take-Over Bid (including a Permitted Bid or a Competing Permitted Bid), but excluding any Person referred to in Clause (3) of the definition of Beneficial Owner in the circumstances described therein.

“Offeror’s Securities” means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire.

“Permitted Bid” means a Take-Over Bid that is made by means of a take-over bid circular and that also complies with the following additional provisions:

(i)	the Take-Over Bid is made to all holders of Voting Shares of record, other than the Offeror; and

(ii)	the Take-Over Bid contains, and the provisions for take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that:

(A)
no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-Over Bid (1) prior to the Close of Business on a date that is not less than [60 / 90] days following the Offer Date, and (2) then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-Over Bid, more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(B)
Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to such Take-Over Bid, unless such Take-Over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under the Take-Over Bid;

(C)	any Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(D)
in the event that the requirement set forth in Subclause (ii)(A)(2) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

“Permitted Bid Acquisition” means an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to a Permitted Bid or a Competing Permitted Bid.

“Permitted Lock-Up Agreement” means an agreement (the “Lock-Up Agreement”) between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a Business Day, on the Business Day next following such date)), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities held by such holder to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert; provided that:

(i)
the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another Take-Over Bid or support another transaction where:

(A)
the price or value per Voting Share or Convertible Security offered under such other Take-Over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B)
the price or value per Voting Share or Convertible Security offered under such other Take-Over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C)
the number of Voting Shares and/or Convertible Securities to be purchased under such other Take-Over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other Take-Over Bid or transaction, or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other Take-Over Bid or support the other transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B)
50% of the amount by which the price or value payable under another Take-Over Bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid or withdraws Voting Shares and/or Convertible Securities previously deposited or tendered thereto in order to deposit or tender to another Take-Over Bid or support another transaction.

“Person” shall include any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization.

“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares and/or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares and/or Convertible Securities on the same pro rata basis as all other holders of Voting Shares and/or Convertible Securities of the same class or series; or (ii) pursuant to the receipt or exercise of rights (other than the Rights) to subscribe for or purchase Voting Shares and/or Convertible Securities issued by the Corporation on the same pro rata basis to all of the holders of Voting Shares and/or Convertible Securities of the same class or series, provided that such rights are acquired directly from the Corporation; and further provided, in either case, that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition.

“Record Time” means 4:00 p.m. (Vancouver time) on the Effective Date.

“Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a).

“Regular Periodic Cash Dividend” shall have the meaning attributed thereto in Subsection 2.3(d).

“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

“Rights Certificate” means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A or such other form as the Corporation and the Rights Agent may agree.

“Rights Register” and “Rights Registrar” shall each have the meaning attributed thereto in Subsection 2.6(a).

“Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

“Separation Time” means the Close of Business on the tenth Trading Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the current intention of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-Over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-Over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid and for greater certainty other than an Exempt Acquisition  under Clause (iii) or (iv) of the  definition of Exempt Acquisition); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;

or such later date as may be determined by the Board of Directors in good faith, provided, however, that if any Take-Over Bid referred to in Clause (ii) above expires or is terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include a report filed pursuant to the Securities Act, the 1934 Exchange Act or any other applicable securities laws) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

“Subsidiary”:  a body corporate is a Subsidiary of another body corporate if:

(i)
it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

“Take-Over Bid” means an Offer to Acquire Voting Shares and/or Convertible Securities where the Voting Shares and/or Convertible Securities subject to the Offer to Acquire, together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares and/or Convertible Securities at the date of the Offer to Acquire.

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

“Trading Day”, when used with respect to any securities, means a day on which the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange or securities quotation system in Canada, a Business Day.

“TSX” means the Toronto Stock Exchange.

“U.S.-Canadian Exchange Rate” means on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means on any date the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate in effect on such date.

“Voting Share Reduction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of outstanding Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

“Voting Shares” means collectively the Common Shares and any other shares in the capital stock or voting interests issued by the Corporation, the holders of which are entitled to vote generally in the election of directors.

“1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2                      Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3                      Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4                      Descriptive Headings and References

Descriptive headings and the Table of Contents appear herein for convenience of reference only and shall not affect the meaning or construction of any of the provisions hereof.  All references to Articles, Sections, Subsections, Clauses and Exhibits are to the articles, sections, subsections, clauses and exhibits forming part of this Agreement unless otherwise indicated.  The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, supplemented or restated from time to time.

1.5                      Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person to acquire or Offer to Acquire Voting Shares and/or Convertible Securities (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.6                      Holder

As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights means the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

1.7                      Calculation of Voting Shares Beneficially Owned

For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by a Person shall be and be deemed to be the product determined by the formula:

100 x	A
B

where

A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where a Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purposes of both A and B above, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

ARTICLE 2
THE RIGHTS

2.1                      Legend on Voting Share Certificates

Voting Share certificates issued after the Record Time and prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them from and after the Effective Date the legend set forth below:

“Until the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of April 5, 2012, as amended, supplemented or restated from time to time (the “Rights Agreement”) between Pretium Resources Inc. (the “Corporation”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the registered office of the Corporation.  In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Voting Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.  Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to Section 2.2 hereof.

2.2                      Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below) or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day on which such Right is exercised.  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be null and void.

(b)
Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c)
From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised and the registration and transfer of the Rights shall be separate from and independent of Voting Shares.  Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become null and void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)
a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement prepared by the Corporation describing the Rights;

provided, however, that a nominee shall be sent the materials provided for in Clauses (i) and (ii) above only in respect of Voting Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Voting Shares which are Beneficially Owned by another Person, the Corporation may require such first-mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate to make such determination.

(d)
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Vancouver, British Columbia or, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation:

(i)
the Rights Certificate evidencing such Rights with an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)
payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, with an appropriately completed and duly executed Election to Exercise which does not indicate that such Right is null and void as provided by Subsection 3.1(b), accompanied by payment as set forth in Clause 2.2(d)(ii), the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon promptly:

(i)
requisition from the transfer agent Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii)
after receipt of such certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares or fractional Rights;

(iv)	after receipt, deliver such cash referred to in Clause 2.2(e)(iii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received upon exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the TSX and each other stock exchange and/or securities quotation system on which the Common Shares are then listed or admitted to trading at that time;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and provincial  transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3                      Adjustments to Exercise Price; Number of Rights

(a)
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)
declare or pay a dividend on the Common Shares payable in Common Shares or other capital stock of the Corporation (or Convertible Securities) other than pursuant to any optional stock dividend program, dividend reinvestment plan or dividend payable in Common Shares in lieu of a regular periodic cash dividend;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares or other capital stock of the Corporation (or Convertible Securities) in respect of, in lieu of, or in exchange for existing Common Shares;

the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(A)
the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of all such purchase, exercise, conversion or exchange rights, if any); and

(B)
each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued or issuable in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.  To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(b)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent shall amend or supplement this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1. Adjustments pursuant to Section 2.3 shall be made successively, whenever an event referred to in Section 2.3 occurs.

If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(c)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities pursuant to which the holder may acquire Common Shares) at a price per Common Share (or, if a Convertible Security having a purchase, exercise, conversion or exchange price, including the price required to be paid to purchase such convertible or exchangeable security or right, per share) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Common Share and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).  In case such subscription price may be paid by delivery of consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights.

Such adjustment shall be made successively whenever such a record date is fixed.  For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend (as defined below) or a dividend paid in Common Shares) or rights, options or warrants (excluding those referred to in Subsection 2.3(c)), the Exercise Price shall be adjusted.  The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.  Such adjustment shall be made successively whenever such a record date is fixed.

For the purpose of this Subsection 2.3(d), “Regular Periodic Cash Dividend” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b) above; and

(ii)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(c) or (d) above subject to readjustment to reverse same if such distribution shall not be made.

(f)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clause 2.3(b)(i) or (iv), or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, or if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), (c) and (d) above will not appropriately protect the interests of the holders of Rights, then the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(b), (c) and (d) above, but subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Subsection 5.5(b) or (c) as applicable, such adjustments, rather than the adjustments contemplated by Subsections 2.3(b), (c) and (d) above, shall be made.  The Corporation and the Rights Agent shall amend or supplement this Agreement as appropriate to provide for such adjustments.

(g)
Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All adjustments made pursuant to this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share, as the case may be.

(h)
If as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in the provisions of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(i)
All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(j)
Unless the Corporation shall have exercised its election, as provided in Subsection 2.3(k), upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(c) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(i)
multiplying (A) the number of Common Shares covered by a Right immediately prior to such adjustment, by (B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(k)
The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(k), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.6, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(l)
Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(m)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(n)
Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of Common Shares at less than the applicable Market Price, (iii) issuance (wholly for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(o)
After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p)
Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly and in any event where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4                      Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5                      Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Subsection 2.2(c), and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Subsection 2.2(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6                      Registration, Registration of Transfer and Exchange

(a)
From and after the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder thereof or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed, by the holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7                      Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)
If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8                      Persons Deemed Owners of Rights

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

2.9                      Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10                      Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)           such holder shall be bound by and subject to the provisions of this Agreement in respect of all Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d)
prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder of Rights is not entitled to receive any fractional Rights or fractional Common Shares or other securities upon the exercise of Rights;

(f)
without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be amended or supplemented from time to time in accordance with the provisions of Section 5.5 and the third last paragraph of Subsection 2.3(b); and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT
 OF A FLIP-IN EVENT

3.1                      Flip-in Event

(a)
Subject to Subsection 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the Close of Business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of  a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person); or

(ii)
a transferee or other successor-in-title, directly or indirectly, from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person) in a transfer of Rights, whether or not for consideration, that the Board of Directors acting in good faith has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person) that has the purpose or effect of avoiding the provisions of Clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including transferees or other successors-in-title) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and shall have no other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1 and such Rights shall become null and void.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person, or an Affiliate or an Associate of an Acquiring Person, or a Person acting jointly or in concert with any of them (as such terms are defined in the Shareholder Protection Rights Agreement).  This Rights Certificate and the Rights represented hereby shall become null and void in the circumstances specified in Subsection 3.1(b) of the Shareholder Protection Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(c) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4
THE RIGHTS AGENT

4.1                      General

(a)
The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior written approval of the Rights Agent.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval of the Rights Agent and the Co-Rights Agents.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the prior approval of the Corporation).  The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees and agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement on the resignation or removal of the Rights Agent.  In the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement between the parties to this Agreement or by a court of competent jurisdiction.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c)
The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent, and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2                      Merger or Amalgamation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3                      Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the Holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not to be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or a director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)
The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be an officer or a director of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.  All such instruction shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as is reasonably practicable after the giving of such instructions.

(h)
The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4                      Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.8 at the Corporation’s expense.  The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.8.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder’s Rights Certificate for inspection by the Corporation), then the outgoing Rights Agent or Holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation’s expense.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses, owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1                      Redemption and Termination of Rights

(a)
With the prior consent of the holders of Voting Shares or Rights obtained in accordance with Subsection 5.5(b) or (c), as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
If a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under Subsection 5.2(a) or (b) or pursuant to an amalgamation, merger, arrangement or other statutory procedure duly approved by shareholders, outstanding Voting Shares, the Board of Directors shall, notwithstanding the provisions of Subsection 5.1(a), immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c)
Where a Take-Over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d)
If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances where Subsection 5.1(a) is applicable, the requisite consent is given by the holders of Voting Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.

(e)
Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, in circumstances where Subsection 5.1(a) is applicable, within 10 Business Days after the requisite consent is given by the holders of Voting Shares or Rights, as applicable, the Corporation shall give notice of redemption to the holders of the outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of Voting Shares maintained by the Corporation’s transfer agent or transfer agents.  Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f)
Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares, subject to and in accordance with the provisions of this Agreement.

5.2                      Waiver of Flip-In Events

(a)
With the prior consent of the holders of Voting Shares obtained in accordance with Subsection 5.5(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than in the circumstances described in Subsection 5.2(b) or (c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b)
The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of record of Voting Shares (which, for greater certainty, shall not include the circumstances described in Subsection 5.2(c)), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent, provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a take-over bid circular sent to all holders of record of Voting Shares prior to the expiry, termination or withdrawal of any Take-Over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).

(c)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)
the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the waiver pursuant to this Subsection 5.2(c), it is no longer an Acquiring Person.

5.3                      Expiration

No Person shall have any rights pursuant to this Agreement in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a).

5.4                      Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5                      Supplements and Amendments

(a)
The Corporation may from time to time prior to or after the Separation Time amend, supplement or restate this Agreement without the approval of any holders of Rights or Voting Shares in order to correct any clerical or typographical error or, subject to Subsection 5.5(d), to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements.  The Corporation may, prior to the date of the shareholders’ meeting referred to in Subsection 5.19(b), amend, supplement or restate this Agreement without the approval of any holders of Voting Shares or Rights in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.5 to the contrary, no such amendment, supplement or restatement shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, supplement or restatement.

(b)
Subject to Subsection 5.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, supplement, restate or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to vote at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)
Subject to Subsection 5.5(a), the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, amend, supplement, restate or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by the holders of Rights (other than any holder of Rights whose Rights have become null and void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the holders of Rights. For the purposes hereof, the procedures for the calling, holding and conduct of a meeting of the holders of Rights shall be those, as nearly as may be, which are provided in the Corporation’s by-laws with respect to meetings of its shareholders and each Right shall be entitled to one vote at any such meeting.

(d)
Any amendments, supplements or restatements made by the Corporation to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i)
if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of holders of Voting Shares and the holders of Voting Shares may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment, supplement or restatement; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called and held in accordance with the provisions of Subsection 5.5(c) and the holders of Rights may, by a majority referred to in Subsection 5.5(c), confirm or reject such amendment, supplement or restatement.

Any such amendment, supplement or restatement shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, supplement or restatement, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, supplement or restatement is confirmed, it shall continue in effect in the form so confirmed.  If such amendment, supplement or restatement is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days after the date of the resolution of the Board of Directors adopting such amendment, supplement or restatement, at the end of such period, and no subsequent resolution of the Board of Directors to amend, supplement or restate this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or holders of Rights as the case may be.

(e)
The Corporation shall give notice in writing to the Rights Agent of any amendment, supplement or restatement to this Agreement pursuant to Section 5.5 within five Business Days of the date of any such amendment, supplement or restatement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such amendment, supplement or restatement.

5.6                      Fractional Rights and Fractional Shares

(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  Subject to Section 5.3, after the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price at the Separation Time of a whole Right in lieu of such fractional Rights. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

(b)
The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price at the date of such exercise of one Common Share.  The Rights Agent shall have no obligation to make any payments in lieu of fractional Voting Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2 (e).

5.7                      Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8                      Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.9                      Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i)	there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii)	the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.10, a notice of such event or proposed action, which shall specify the date on which such adjustment to the Rights occurred or liquidation, dissolution or winding up is to take place, and such notice shall be so given within 10 Business Days after the occurrence of an adjustment to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.10                      Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Pretium Resources Inc.
#1600 – 570 Granville Street
Vancouver, BC  V6C 3P1

Attention:           Chief Executive Officer
Fax:                     (604) 558 4784

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 2B9

Attention:           General Manager, Client Services
Facsimile:          (604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any Holder of Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.11                      Costs of Enforcement

The Corporation agrees that, if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12                      Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.13                      Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.14                      Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15                      Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise.  The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16                      Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17                      Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18                      Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith pursuant to this Agreement, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.19                      Effective Date and Expiration Time

(a)	Subject to Subsection 5.19(b), this Agreement:

(i)
shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and shall constitute the entire agreement between the parties pertaining to the subject matter hereof as of the Effective Date; and

(ii)
shall expire and be of no further force or effect from and after the Close of Business on the date (the “Expiration Time”) that is the earlier of (i) the Termination Time, and (ii) the date upon which the annual meeting of the holders of Voting Shares terminates in 2015.

(b)
Notwithstanding Subsection 5.19(a), if the Agreement is not ratified and confirmed by a resolution passed by a majority of the votes cast by [Independent] Shareholders who vote in respect of ratification and confirmation of this Agreement at a meeting of the holders of Voting Shares called for such purpose and held within six months of the Effective Date, then all outstanding Rights and this Agreement shall terminate and be null and void and of no further force and effect from and after the earlier of the date of such meeting or any adjournment thereof and the date that is six months from the Effective Date.

5.20                      Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment, supplement or restatement of this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Corporation are listed and admitted to trading thereon, the TSX.

5.21                      Time of the Essence

Time shall be of the essence of this Agreement.

5.22                      Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on the exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PRETIUM RESOURCES INC.

By:	“Joseph J. Ovsenek”
Name: Joseph J. Ovsenek
Title: Chief Development Officer & Vice President

COMPUTERSHARE INVESTOR SERVICES INC.

By:	“Loretta Pataki”
Name: Loretta Pataki
Title: Acting Relationship Manager

By:	“Teresa Kwan”
Name: Teresa Kwan
Title: Relationship Manager

EXHIBIT A

(Form of Rights Certificate)

Certificate No. ______________	____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that                                                                , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of April 5, 2012 and as further amended, supplemented or restated from time to time (the “Rights Agreement”) between Pretium Resources Inc., a corporation incorporated under the laws of Canada (the “Corporation”), and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in Vancouver, British Columbia or, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time by the Corporation.  Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $<*> (Canadian) per Right.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights.  Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of Cdn.$0.00001 per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:  _________________________

PRETIUM RESOURCES INC.

By:
Name:
Title:

By:
Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ______________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Name

Address

Social Insurance, Social Security or other Taxpayer Identification Number ________________

Per:
Dated		Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

___________________________________
Signature Guaranteed

Signature must be guaranteed by a Schedule 1 Canadian bank, or by a medallion guarantee by a member of a recognized medallion program, STAMP, SEMP and MSP.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED _____________________________ hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________  attorney, to transfer the within Rights on the books of the within-named Corporation, with full power of substitution.

Per:
Dated		Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

_______________________________
Signature Guaranteed

Signature must be guaranteed by a Schedule 1 Canadian bank, or by a medallion guarantee by a member of a recognized medallion program, STAMP, SEMP and MSP.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.